Exhibit 11.2

SHARE DEALING POLICY

applies to Wise Group plc

All locations, Worldwide

Version No. 2

Owner	Jane Fahey, Group Company Secretary

Author	CoSec

Reviewer(s)	Legal

Approval by:	Wise Group plc

Date of Approval / Effective Date	28 April 2026

Next Review Date	March 2028

Classification - Internal

This document is classified as Internal and approved for distribution within Wise and specifically authorized persons only*.

You must not share this content (including excerpts/summaries) with external parties without prior written approval and executed Non-Disclosure Agreement (NDA).

You must store copies securely with appropriate access controls and report suspected unauthorized disclosure immediately.

Unauthorized disclosure may result in disciplinary action.

*	Authorized persons are those with executed NDAs or regulatory authorities with lawful information requests.

Copyright Notice

Copyright Wise Group 2026. All rights reserved. This is copyrighted. Apart from any use permitted under the copyright laws, no print may be reproduced by any process without the written permission of Wise Group.

Change Log Revision History

Date	Version	Description	Author	Approver	Date approved
June-21	1.0	Formation of Share Dealing Policy	Legal CoSec	Board	June 2021

December - 21	1.1	Amendment to definition of “closed period” on page 9	Legal CoSec	Board	December 2021

September - 22	1.2	Amendment to definition of “closed period” on page 9 Inclusion of conflicts of interest as a relevant factor for approval to deal	Legal CoSec	Board	22 September 2022

April – 26	2	Amendment to reflect United States considerations as a result of United States listing of shares	Legal	Board	28 April 2026

Table of contents

Introduction	4
Section 1 – Inside and Material Non-Public Information	5
Section 2 – Getting clearance to deal	11
Section 3 - Notification of dealings	14

Introduction

Purpose

This Share Dealing Policy (this “Policy”) sets out the rules on dealing in Wise Group plc’s shares.

Given Wise Group plc’s listing on the Nasdaq Stock Market (“Nasdaq”) and the London Stock Exchange (“LSE”), and dealings with other listed companies, US federal securities laws prohibiting “insider trading” and “tipping”, as well as Market Abuse Regulation in the United Kingdom (“UK”) apply to it, which exposes directors, officers, employees, contractors, and consultants of Wise Group plc (the “Company”) and its subsidiaries (“you”) who deal, or recommend others to deal, in the shares of the Company or other listed companies while in possession of inside or material non-public information about those companies. The penalties of insider trading include potential civil and criminal penalties (including imprisonment). You should also be aware that the securities laws of other jurisdictions may apply to transactions in the securities of companies which are incorporated and/or listed outside of the US and the UK.

This Policy applies to you and, in sum, your family members and household relatives, as well as connected legal entities, trusts, and partnerships (including, e.g., a venture or other investment fund, if you control transactions by the fund). The foregoing persons who are deemed subject to this Policy are referred to in this Policy as “Related Persons.” For a fulsome explanation of whom, in addition to you, this Policy applies to, see the section titled, “Who are my Related Persons” in Section 3.1 You are responsible for making sure that your Related Persons comply with this Policy. For the purposes of this document, “Related Persons” shall collectively refer to Related Persons in the US and what are known as ‘Closely Associated Persons’ to persons discharging managerial responsibilities (“PDMRs”) in the UK.

These rules are intended to prevent you from misusing information (including unintentionally) that you may have about the Company, or other publicly traded companies, that is unavailable to other investors (known as inside or material non-public information), as well as a perception of misuse of that information.

You should pay particular attention if you are going to:

•	join any of our share plans;

•	receive shares, options, or awards under any of our share plans;

•	buy Company shares;

•	sell Company shares; or

•	use any Company shares as security for a loan.

Read this document again before you do any of these things.

This document refers to ‘dealing’ or ‘trading’ shares throughout. This includes any dealing in shares (including those actions listed above, as well as any other purchases, sales, transfers, gifts, acquisitions, dispositions, arrangements or transactions that affect your or your Related Persons’ economic exposure to a change in the prices of the subject securities. This document also refers to ‘shares’ throughout. This includes common or preferred equity, debt instruments and any other securities and instruments related to those securities (e.g., options, warrants, derivatives and cash where the amount is linked to securities).

[1]	While the additional obligations in Section 3 will only apply to certain Wisers, the definition of Related Persons is the same for all Wisers.

The prohibition on dealing in Company shares set forth in this Policy does not apply to: (i) dealings pursuant to a Rule 10b5-1 Trading Plan that is approved by the Company in accordance with this Policy , or (ii) the surrender of shares directly to the Company to satisfy tax withholding obligations resulting from the issuance of shares upon the vesting or exercise of equity awards granted under the Company’s equity compensation plans.

What do I need to do?

You need to do the following:

•	Read this document.

•	Take the online training course and online assessment related to this Policy (you will be invited to complete this).

Do I need to read the whole document?

•	Everyone who receives this document needs to read Section 1.

•	If you are a PDMR or a Section 16 Officer (as that term is defined in Rule 16a-1(f) under the Exchange Act), you also need to read Sections 2 and 3.

•	If you are not a PDMR or Section 16 Officer, but have otherwise been told that you need to apply for clearance to deal, then you also need to read Section 2.

You will have been informed if you are a PDMR or Section 16 Officer. In the case of any uncertainty, please contact the CoSec Team on cosec@wise.com.

Not following the rules within this Policy could be a disciplinary matter. In addition, you may have broken the law and be subject to a fine. Criminal sanctions may also apply.

Section 1 – Inside and Material Non-Public Information

How do I know if I have inside or material non-public information?

This document is all about the use (and misuse) of inside or material non-public information. Anybody can have inside or material non-public information; for example, you might get such information:

•	because of the nature of your work;

•	from being involved in a transaction;

•	from looking at a document you are photocopying for another person; OR

•	by overhearing a conversation in the lift.

If you have access to inside or material non-public information you will be added to an insider list which the Company is legally obliged to establish and maintain. If you have been notified that you are on an insider list, then you should assume you have inside or material non-public information.

Please note, at other times the Company may produce lists of those with access to confidential information that does not amount to inside or material non-public information but that might in due course become inside information.

The Company Secretary and Chief Legal Officer will administer any such list.

Inside information and material non-public information

Information is ‘inside information’ if it:

•	is precise;

•	would be likely to have a significant effect on the Company’s share price if it were made public;

•	has not already been made public by the subject issuer of shares; and

•	relates, directly or indirectly, to the subject issuer or its shares.

Information is ‘precise’ if it is about existing circumstances or events, or circumstances or events which may occur. Rumour or speculation is not enough.

How do we judge whether information would be likely to have a significant effect on the price of an issuer’s shares? Under the rules, if a reasonable investor would be likely to use the information as part of the basis for investment decisions, that is enough to satisfy this part of the test for inside information.

In the US, the parallel to inside information is ‘material non-public information.’ There is no bright-line numerical standard for assessing materiality; rather, materiality is based on an assessment of all the facts and circumstances.

Generally speaking, information is material if a reasonable investor would consider it important in making an investment decision in an issuer’s securities. Information that could reasonably be expected to affect an issuer’s stock price, whether positive or negative, is therefore ‘material.’

If you are not sure whether or not information you have is inside or material non-public information, you should:

•	assume that it is; and/or

•

check with the person you got the information from. Be careful who (or how) you ask because giving inside or material non-public information to somebody who does not already have it can be a breach of the rules. (See “Unlawfully disclosing inside information” below.)

What if I have inside or material non-public information?

While in possession of inside or material non-public information, you must not:

•	deal in shares (known as “insider dealing” or “insider trading”);

•	recommend or induce somebody else to deal;

•	disclose or “tip” the information; or

•	assist anyone engaged in the above activities.

Additionally, if you, in the course of your relationship with the Company, learn inside or material non-public information about another publicly traded company or learn inside or material non-public information about the Company or any other company that could affect the share price of another publicly traded company, you must not trade in that other publicly traded company’s securities until the information becomes public or is no longer material to that other company.

The sections below look at each of these in turn.

Insider dealing or trading

You must not deal or trade the shares to which that information relates when aware of inside or material non-public information.

Say, for example, that you have seen a draft of the Company’s results announcement which shows a big drop in profits. This is inside and material non-public information since it is likely to cause the share price to drop when it is made public and it satisfies all the other conditions set out above. If you were to sell Company shares before this information is made public, that would be insider dealing or trading: you would be able to sell at a higher price than other shareholders who, being unaware of the information, would not know to sell before the information is made public and the share price drops. Those other shareholders are therefore at a disadvantage.

Even if you have perfectly good reasons for buying or selling that have nothing to do with the inside or material non-public information (e.g., you need to sell now to pay a bill), you could still be said to be insider dealing or trading. So, you must check that you do not have inside or material non-public information before you deal shares. If you do have such information, you must not deal shares.

It does not matter who stands to make a profit or whether or not any profit is in fact made. So, for example, you could be insider dealing or trading if you had inside or material non-public information about Company shares and:

•	you bought or sold Company shares, even if you did so at a loss; or

•	as a director of another company, you were involved in a decision by that company to buy or sell Company shares; or

•	as the executor of your great aunt’s estate, you bought or sold Company shares for the estate – even if you were not a beneficiary of the estate and so would not benefit personally.

The main characteristic of insider dealing or insider trading is that someone is getting an unfair advantage from the inside or material non-public information to the disadvantage of those who do not have it.

It would also be insider dealing or trading if you decided to exercise a share option or award (or sell shares to pay taxes) under the Company’s share plans when you have inside or material non-public information, as you would be acquiring shares in those instances.

Recommending or inducing somebody else to deal or trade

When aware of inside or material non-public information, just as you cannot deal or trade in shares yourself, you must not encourage or require anybody else to do so, even if:

•	you do not tell them what the information is or that you have it;

•	they do not end up dealing shares; or

•	they do deal but do not make any money.

This would include, for example:

•	encouraging a work colleague to exercise their options;

•	suggesting that your spouse buys or sells shares; or

•	instructing a fund manager to buy or sell shares on your behalf.

If, with your encouragement, a person deals shares they may also be guilty of insider dealing or trading themselves if they knew, or ought to have known, that your encouragement was related to inside or material non-public information. You should bear this in mind if somebody encourages you to deal.

Unlawfully disclosing information

If you have inside or material non-public information, you must not share it with anyone else, except where you are required to do so either by law or as part of your employment.

For example, you would be unlawfully disclosing information:

•	if you passed on a dealing tip which you knew (or ought to have known) was based on inside or material non-public information, even though you were not passing on the information itself; or

•	even if the person you passed it on to does not make use of it.

You may also have inside or material non-public information about other companies, either through work or acquired in some other way. If this is the case, the prohibitions set out above apply in relation to those companies’ shares too.

Inherently speculative transactions

You may not engage in short sales, transactions in put options, call options or other derivative securities on an exchange or in any other organized market, or in any other inherently speculative transactions with respect to the Company’s shares.

Hedging transactions

Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a Company director, officer, employee, contractor or consultant to continue to own the Company’s shares obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the Company director, officer, employee, consultant or contractor may no longer have the same objectives as the Company’s other shareholders. Therefore, Company employees, directors, officers, consultants and contractors are prohibited from engaging in any such transactions.

Pledging and Margin Accounts

Except as set forth below, you may not hold Company shares in a margin account or pledge them as collateral for a loan. A broker-initiated sale (e.g., a margin call) could occur while you have inside or material non-public information, leading to a legal violation. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan while in possession of inside or material non-public information.

Notwithstanding the foregoing you may hold Company shares in a margin account or pledge them as collateral, provided you first obtain pre-clearance from the Company. Requests for approval must be submitted to cosec@wise.com at least two weeks prior to the execution of the documents evidencing the proposed pledge. The Company is under no obligation to approve any request for pre-clearance and may decline to approve the arrangement for any reason. Approvals will be based on the particular facts and circumstances of the request, including, but not limited to, (i) the number of Company securities subject to margin accounts or otherwise pledged; (ii) the percentage of Company securities subject to such margin account or otherwise pledged in relation to other owned Company securities; (iii) the percentage of Company securities subject to such margin account or otherwise pledged in relation to total assets; and (iv) the volatility in the trading prices of Company securities. Notwithstanding the pre-clearance of any request, the Company assumes no liability for the consequences of any transaction made pursuant to such request.

Standing and Limit Orders

To avoid inadvertent trading, the Company advises that you do not place standing or limit orders on the Company’s securities (except as part of a Rule 10b5-1 plan). Because these orders are executed automatically by a broker, a trade could occur at a time when you have inside or material non-public information or when a closed period (as discussed below) is in effect. If you place a standing or limit order, it must be of short duration (cannot last longer than two business days from when your clearance request is approved) and you must cancel it immediately if a closed period is imposed or if you come into possession of inside or material non-public information.

ETFs and Mutual Funds

Investments in an ETF or mutual fund where Company shares comprise 10% or more of such fund’s holdings are subject to this Policy and shares of such an ETF or mutual fund are treated as if they are Company securities. For the avoidance of doubt, the foregoing does not apply to investments in an ETF or mutual fund where Company shares comprise less than 10% of such fund’s holdings.

Prediction Markets

You may not use inside or material non-public information learned in the course of your relationship with the Company to bet or wager on third-party platforms or “prediction markets” (e.g., Kalshi, Polymarket, IBKR ForecastTrader, or similar prediction market services). Furthermore, you may not bet or wager on third-party platforms or “prediction markets” with respect to business, financial, or any other developments regarding the Company, whether or not such activity is based on inside or material non-public information learned in the course of your relationship with the Company.

Rule 10b5-1 trading plans

Under Rule 10b5-1 of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as permitted by the Company, you may establish a pre-arranged trading plan under which a broker is instructed to buy or sell Company shares at a future date based on pre-determined criteria (a “10b5-1 Trading Plan”). So long as a 10b5-1 Trading Plan is properly established, purchases and sales of Company shares pursuant to that plan are not subject to this Policy. To be properly established, your plan must be established in compliance with the requirements of Rule 10b5-1 of the Exchange Act and any applicable 10b5-1 trading plan guidelines of the Company at a time when the Company was not in a closed period and you were not otherwise aware of any inside or material non-public information relating to the Company or the shares subject to the plan. Moreover, all 10b5-1 Trading Plans must be reviewed and approved by the Company before being established to confirm that the 10b5-1 Trading Plan complies with all pertinent company policies and applicable securities laws.

Reporting and Compliance Responsibilities

Policy duration

Certain obligations under this Share Dealing Policy continue to apply to your transactions in the Company’s shares and the shares of other applicable public companies, as more specifically set forth in this Policy, even after your relationship with the Company has ended. If you are aware of inside or material non-public information when your relationship with the Company ends, you may not trade the Company’s shares or the shares of other applicable publicly traded companies until such information has been publicly disseminated or is no longer material. Further, if you leave the Company during a closed period, then you may not deal the Company’s shares or the shares of other applicable companies until the closed period has ended.

Rule 144 Compliance (Affiliates)

Even when a trading window is open and you have no inside or material non-public information, directors and executive officers must comply with Rule 144, which limits the volume of shares you can sell in any three-month period and requires a concurrent filing of Form 144 with the SEC.

Potential sanctions for insider trading

All those with access to inside or material non-public information relating to the Company are responsible for compliance with the rules set out in this Policy. Failure to comply may result in disciplinary action (including termination of employment) and, depending on circumstances, may also constitute a civil and/or criminal offence.

To reiterate, you personally, and the Company, may commit insider trading if, amongst other things, you:

i.	deal or attempt to deal in the Company’s financial instruments, on your own account or for the account of someone else, whilst in possession of inside or material non-public information;

ii.

recommend or induce someone else to deal on the basis of inside or material non-public information, or circulate a recommendation or inducement made by someone else on the basis of inside or material non-public information;

iii.	cancel or amend an existing order to trade once you come into possession of inside or material non-public information;

iv.	disclose inside or material non-public information to another person, otherwise than in the normal exercise of your employment, profession or duties;

v.	disseminate information or otherwise behave in a way which gives, or is likely to give, a false or misleading impression regarding the price, supply of or demand for an investment; or

vi.	take any other prohibited action in the section titled “Insider dealing or trading”.

The Financial Conduct Authority (“FCA”) can impose unlimited fines and public censure on both the Company and individuals who commit market abuse and, in addition, it can require suspension of trading of the Company’s securities. The FCA can also impose up to seven years’ imprisonment.

Similarly, the Securities and Exchange Commission (“SEC”) can also impose civil sanctions, or initiate criminal prosecution, or both. US federal law authorizes what are known as “treble” damages if the SEC brings a civil action against you for violating insider trading rules. This means the amount you can be fined can be up to three times the amount of profits gained or losses avoided. If you are convicted of insider trading, you may be subject to up to $5 million in fines as an individual (up to $25 million for a business entity), up to 20 years’ imprisonment, or both.

Getting further help

If you are not sure whether or not you have inside or material non-public information, you should contact the Company Secretariat team at cosec@wise.com

Bear in mind that they may not have the same information so you should not tell them what it is unless asked (doing so might be unlawfully disclosing inside information).

This Section 1 is intended to help you to comply with the UK Market Abuse Regulation and US securities laws in relation to listed shares. These laws and regulations go much further than is described in this section and you should seek further help if you are unsure about anything.

Section 2 – Getting clearance to deal

Please note: You only need to read this if you are a PDMR, a Section 16 Officer, or you have been told that you need to get clearance before you deal.

What is clearance?

In order to minimise the risk of Company directors and employees misusing or appearing to misuse inside or material non-public information (see Section 1), directors, certain specified employees, and each of their Related Persons, must get clearance before dealing in Company shares.

Who has to get clearance?

You need to get clearance if:

•	you are a PDMR;

•	a Section 16 Officer;

•	you are a Related Person of a PDMR or a Section 16 Officer; or

•	you have been told that you need to ask for clearance before you deal.

If you are unsure, you should ask for clearance before you deal.

What transactions do I need clearance for?

You must get clearance for any “dealing” or “trading” in Company shares. “Dealing” is a very wide term. It would include, for example:

•	buying Company shares;

•	selling Company shares (which would include selling shares in the open market to pay tax when you get shares under one of the Company’s share plans, unless you are told that clearance is not needed);

•	joining or leaving any of the Company’s share plans, unless you are told that clearance is not needed;

•	stopping, starting or changing contributions under a Company share incentive plan;

•	exercising options or phantom options;

•	entering into or leaving any dividend reinvestment plan;

•	cashing out an award or option;

•	using any Company shares as security for a loan;

•	making a transfer to your spouse or civil partner;

•	giving or receiving a gift of shares; and

•	giving instructions to the manager of your pension fund to invest in or sell Company shares (or a fund which included Company shares) – but see below for more.

You also need to get clearance for transactions you enter into on behalf of somebody else, including Related Persons. So if, for example, you are the executor of an estate which holds shares, you need clearance for dealings in those shares in the same way as for your own shares.

You need to get clearance for transactions made on your behalf, for example by:

•	your broker;

•	the manager of an investment fund;

•	your pension fund; or

•	a trustee of a family trust,

where the funds include shares in the Company. This is only necessary if you are allowed to give directions as to investments and timing. If you cannot do this and the manager or trustee has complete discretion, there is no need to ask for clearance. This would apply, for example, to most mutual funds, index trackers or other retail investment products (so you would not need to apply for clearance for dealings by those funds).

If in doubt, you should ask for clearance.

Will I be given clearance?

Clearance to deal in shares is always at the discretion of the person giving the clearance.

Unless there are exceptional circumstances (such as a requirement to sell shares in severe financial circumstances), you would not normally be given clearance to deal:

•	in a “ closed period”, which is:

•

if you are a PDMR, a Section 16 Officer, or are otherwise on the High Risk list, the period starting 30 days before the release of our interim or preliminary announcement of our half-year and full year results for the year, and ending two full trading days after that announcement;

•	for all Wisers, including PDMRs and Section 16 Officers, the period starting 45 days before the release of quarterly market updates, and ending two full trading days after the release;

•	The exact dates will be notified to you in advance and shared on Confluence or by Company communication channels;

•	or if you are on an insider list, since this means you will have inside or material non-public information.

The Company may impose additional ad hoc closed periods at any time due to pending corporate events. Note, that while a closed period does not necessarily mean something “big” is happening at the Company, the fact that the Company has put a closed period in place should be treated as inside or material non-public information.

Even if you have been given clearance, the insider dealing rules still apply and you may still be guilty of (or be accused of) insider trading. You should read Section 1 again before you deal.

If you need to deal in a closed period, you should explain why you want to deal on your request on the Insider List Portal, and this will be considered. The sorts of things which will be relevant are as follows:

•	the reasons you want to deal – for example, to satisfy a legal obligation or financial commitment or to meet any shareholding guidelines which apply to you;

•	why this commitment cannot be met before a closed period, at any other time or in any other way;

•	any past practice you may have of dealing at the same time and/or in the same circumstances; and

•	whether you are seeking to exercise an option that is about to lapse.

Options about to lapse

If you have an option which will lapse during a closed period, you may be given clearance to exercise it if you give at least four months’ written notice of your intention to do so. If this may be relevant to you then you should contact the Group Company Secretary as soon as possible.

What is the procedure for getting clearance?

You must apply for clearance to trade following instructions on the InsiderList Portal. Our InsiderList Portal guide and FAQs are available on Confluence. The person who will be giving clearance will be:

•	if you are the Group Company Secretary, the Chairman.

•	if you are the Chairman, the CEO; or

•	in any other case, the Group Company Secretary and/or their delegates.

No person may give himself, herself or themselves clearance to deal.

Notwithstanding the above if, upon receiving an application for clearance to trade, the Group Company Secretary considers there to be an actual or potential conflict of interest in respect of the specific circumstances of that application and/or the relationship between the individual requesting permission and the person who is expected to assess that request, the Group Company Secretary shall put in place an alternative process for assessing that application, including (but not limited to) appointing an alternative approver to assess that application. If the applicant or the expected approver is the Group Company Secretary, then the CEO will assess the application for an actual or potential conflict of interest and, if applicable, put in place an alternative process for assessing that application, including (but not limited to) appointing an alternative approver to assess that application.

You will be told of the decision within five business days.

You must deal within two business days of being given clearance and, when you do, you must notify the Company via the InsiderList Portal immediately. (See Section 3.)

If you do not deal within two business days of being given clearance, you have to apply for clearance again.

Similarly, if you are given clearance and then your circumstances change (for example you are notified you have been put on an insider list) then you must ask for clearance again.

Section 3 - Notification of dealings

Please note: You only need to read this if you are a PDMR or Section 16 Officer.

Summary

If you are a PDMR or Section 16 Officer, you must notify your dealings, and those of your Related Persons, in Company shares (as set out at the beginning of this document, this includes debt and options) to the Company, the SEC2 in the US and the FCA in the UK. This must be done within 24 hours and, in any event, before 5pm (local time) on the business day after the one in which the dealing takes place. The Company will then announce the dealing to the market.

Although you are required by law to notify the FCA and SEC about any dealings in the Company’s shares, the Company has decided that it will do this on your behalf (although you will remain legally responsible for the notification).

Who are my Related Persons?

Your ‘Related Persons’ are as follows.

A.	Family members and household relatives, including:

•	your spouse, civil partner, or any partner considered to be equivalent to a spouse under national law;

•	your dependent children (including stepchildren);

[2]

Because the SEC requires a Form 4 to be filed within two business days (T+2) of a trade, all Section 16 Officers and directors must notify the Company Secretary (via the InsiderList portal or by other approved means) within 24 hours (T+1) of any executed trade.

•	any relative (including parents, stepparents, grandparents, grandchildren, in-laws, and siblings) who resides with you;

•	any entities managed, controlled by you, or run for your benefit or that of your spouse, civil partner or children;

•	any other person not captured in the above categories with whom you share a household; and

•

any other person (regardless of residency) where you have a pecuniary interest (the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction) in the Company’s securities held by such person.

B.	Connected legal entities, trusts, and partnerships, including:

•	any legal person, trust, or partnership:

•	whose managerial responsibilities are discharged by you or by a Related Person listed in Section A above;

•	which is directly or indirectly controlled by you or by a Related Person listed in Section A above, or which is set up for the benefit of such a person; or

•	whose economic interests are substantially equivalent to those of yours or of a Related Person listed in Section A above, including personal investment vehicles or family trusts.

For the categories listed above, such connected legal entities, trusts, and partnerships include partnerships in which you are a general partner, trusts of which you are a trustee, estates of which you are an executor or investment funds or other similar vehicles with which you are affiliated.

The law requires the Company to keep an up-to-date list of your Related Persons. Please provide the Company Secretariat team with details on who your Related Persons are and send this to them on email at cosec@wise.com. Alternatively, you can update this information directly on the InsiderList Portal.

What dealings do I and my Related Persons have to notify?

You and your Related Persons have to notify all transactions conducted on your own account relating to Company shares. This would include:

•	buying Company shares;

•	selling Company shares;

•	transactions in Company shares carried out on your (or your Related Persons) behalf (e.g. by trustees of a family trust);

•	exercising options or phantom options;

•	selling shares to cover the tax when you get shares under one of the Company’s share plans;

•	buying shares under a dividend reinvestment plan;

•	cashing out an award or option;

•	using any Company shares as security for a loan;

•	making a transfer of shares to your spouse or civil partner;

•	giving or receiving a gift of shares;

•	inheriting shares;

•

your (or your Related Persons’) dealings in units or shares in a collective investment undertaking or a portfolio of assets which has an exposure to Company shares or debt instruments of more than 20%; and

•

dealings in the Company shares or debt instruments by a collective investment undertaking (for example a UCITS, or an Alternative Investment Fund), in which you or your Related Person have invested, but only where you/your related person have a say in investment decisions and not where the manager has complete discretion.

Other transactions in Company shares carried out by other persons on your behalf – e.g. trustees of a family trust of which you are a beneficiary (whether or not you can tell them what to invest in and when) must be notified. This applies also to transactions on behalf of your Related Persons.

You cannot net off transactions in your notifications. So, if you buy some shares and sell others, you must notify both the sale and the purchase in full.

If you are in any doubt about whether you have to notify, then you should ask for guidance.

What about where the dealing happens because of something the Company has done?

Where the Company does something which results in your having to notify a dealing, you will be treated as having notified the Company. The Company will notify the transaction to the FCA, or, with respect to Section 16 officers, make any required filings with the SEC, on your behalf, so you do not need to do anything further. This covers:

•	a purchase of shares under a Company share incentive plan;

•	a grant of free or matching shares under a Company share incentive plan;

•	being granted an option or award under the Company’s employee share schemes; and

•	shares being issued or transferred to you following vesting of an award and a sale of shares to cover tax on such an award, if applicable.

When do I have to notify?

You and your Related Persons must notify the Company within 24 hours of any dealing and, in any event, before 5pm (local time) on the business day after the one in which the dealing takes placed.

How do I notify?

The notification must be made using the InsiderList Portal. A notification can set out more than one transaction, as long as each transaction is being notified within the one business day deadline. Some transactions can be presented in aggregated form as long as they:

•	are of the same nature (purchases and sales should never be netted between themselves);

•	relate to the same financial instrument;

•	occur on the same trading day; and

•	occur on the same trading venue or outside any trading venue.